Mail Stop 3561

November 7, 2007

John Schoenauer
President and Chief Financial Officer
Fidelity Aviation Corporation
1175 Osage Street, Suite 204
Denver, Colorado 80204

> **Re:** **Fidelity Aviation Corporation**
> **Form SB-2**
> **Filed October 17, 2007**
> **File No. 333-146758**

Dear Mr. Schoenauer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page 6

1. Please revise to remove from the second sentence that the summary is "not complete" as this is a complete summary.

2. Consistent with your disclosure on page 23, please revise the summary section to include some discussion of the fact that you have had no sales in 2007 and discuss the reason for the lack of sales.

The Company, page 6

3. Please revise to include your revenues and net loss for the last audited period and interim stub.

Summary Financial Information, page 8

4. Please remove the parenthesis from the revenues disclosed in the table for the fiscal years ended 2005 and 2006.

Signatures, page 52

5. Please include the signature of the person acting as the Controller or Principal Accounting Officer. If a person signs in more than one capacity, you should indicate each capacity in which that person signs.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Stickel at (202) 551-3324 with any questions. If you need further assistance, you may contact me at (202) 551-3412.

Regards,

Amanda McManus
Branch Chief – Legal

cc: Via Facsimile
Gary S. Joiner, Esq.
Frascona, Joiner, Goodman & Greenstein, P.C.
4750 Table Mesa Drive
Boulder, Colorado 80305